

Plas2Fuel Corporation
7904 SW Hunziker Street, Tigard, OR 97223
Office: 360.577.5654 | FAX: 360.544.0115 | www.plas2fuel.com
Plas2Fuel Contact: Brent Bostwick | Cell: 206.498.2957

Equipment Purchase and Installation Agreement

Date: December 12, 2009
PO #: 40152

Buyer:	Green Enviro Tech, Incorporated 114 South Main Street, Suite 201 Fond du Lac, WI 54935	**Seller:**	Plas2Fuel Corporation 7904 SW Hunziker Street Tigard, OR 97223
Contact:	Gary DeLaurantiis	**Contact:**	Brent Bostwick, VP, Plas2Fuel
Cell:	(209) 605-1180	**Cell:**	(206) 498-2957
Phone:	(209) 881-3S23	**Phone:**	(360) 577-5654
FAX:		**FAX:**	(360) 544-0115
Email:	gary@enviroplasticscorp.com	**Email:**	bbostwick@plas2fuel.com

Introduction

Plas2Fuel Corporation is pleased to present this Equipment Purchase and Installation Agreement (the "Agreement") to the Green Enviro Tech, Incorporated for the sale of a complete Twelve (12) Vessel waste plastic to oil recycling system (the "Plas2Fuel System" or the "System"), as described in Section 4. below. Further, the General Terms and Conditions to this Equipment Purchase and Installation Agreement as setforth on the attached Exhibit A are by reference incorporated herein and made a part of this Agreement.

The Plas2Fuel System, a Twelve (12) Vessel recycling system, if used in accordance with the Plas2Fuel operating procedures will process approximately 10,890 tons of plastic per year and will produce approximately 55,440 barrels of oil per year. These performance metrics will vary and are dependent upon the Green Enviro Tech, Incorporated feedstocks and its composition.

Buyer and Seller may be referred to herein individually each as a "Party" and collectively as the "Parties."

It is the Buyer's responsibility to determine whether or not the zoning associated with the Buyer's facility is an approved land-use space for the implementation of the Plas2Fuel System.

Effective Date

This Agreement is valid for 19 days from December 12, 2009 (the "Effective Date") and will expire at 12:00 p.m. midnight, December 31, 2009.

Contract Documents

The Contract Documents are comprised of the following:

1. All written modifications, amendments and change orders to the Equipment Purchase and Installation Agreement as may be mutually agreed upon in writing by the Parties;
2. The General Terms and Conditions to the Equipment Purchase and Installation Agreement, Exhibit A., including all exhibits and attachments thereto;
3. The Plas2Fuel License Agreement, Exhibit B.;
4. The Plas2Fuel Oil Marketing and Distribution Agreement, Exhibit C.
5. The Statement of Work and Project Deliverables, Exhibit D.;
6. The Spare Parts Package List for a Twelve (12) Vessel System, Schedule E.; and
7. The Gaskets and Filters Package List for a Twelve (12) Vessel System, Schedule F.

Section 1. – Specified Territory and Supply Definition

This Agreement, including the General Terms and Conditions set forth on Exhibit A is for purchase by Buyer of and the installation by Seller of the Plas2Fuel System, a Twelve (12) Vessel System at the facilities of Green Enviro Tech, Incorporated (the "Project"). The territory in which the facility resides is defined as the Midwest region.

Section 2. – Pricing Terms and Conditions

Section 2.1 – Plas2Fuel's price and terms for the equipment described in Section 4 below are as follows:	
Part A: System:	Prices in USD:
A Twelve (12) Vessel waste plastic to oil processing system.	
Annual License Fee of Ten (10%) percent of Net Oil sales is required.	
Oil service and handling charges of One (1%) percent (per section 3) is included	
Agreed to price for the vessels and all systems necessary to operate:	$ 4,800,000.00
Part B: Required Additional Equipment:	
Spare Parts Package (per Section 10.2):	$ 20,000.00
Gaskets and Filters Package	$ 5,500.00
4 Ton Electric Overhead Crane:	$ 135,000.00
240 kwh Auxiliary Electrical Generator:	$ 120,000.00
Plastic Grinder(s):	**By Buyer**
Plastic Handling Equipment:	**By Buyer**
5 Ton Fork Lift:	**By Buyer**



Part C: Other Considerations:	
1. Environmental Permitting and Consultation Services (per Section 5):	**Included**
2. Project Management for Turnkey Installation (per Section 5):	**Included**
3. Building and Site Engineering for Permitting:	**Included**
4. Additional Permitting Services or Consultation:	**None**
5. Permitting Fees:	**By Buyer**
6. Other Equipment or Services Quoted:	**None**
Part D: Installation:	
Installation of the Twelve (12) Vessel system, Required Equipment (per Part B) and Other Considerations (per Part C, 1. thru 3.):	$ 355,144.76
Part E: Shipping and Handling: - FOB: Origin.	
Shipping and Handling for the Twelve (12) Vessel system and Required Equipment:	$ 160,000.00
TOTAL AGREED TO PRICE	
Total Agreed to Price for Part A, Part B, Part C, Part D and Part E	$ 5,595,644.76
Five Million Five Hundred Ninety Five Thousand Six Hundred Forty Four Dollars and 76 Cents.	

The Total Agreed To Price does not include taxes and duties. In addition to the Total Agreed to Price, the Buyer shall pay Seller any applicable taxes or governmental charges and permitting fees which may be required in connection with the services or material furnished under this contract.

Section 2.2 – Execution, Delivery and Completion Dates:

Location:	FOB: Origin	(The Seller's or Suppliers Facilities.)
Delivery Date:	July 1, 2010	
Completion Date:	August 31, 2010	

Substantial completion of the project work shall be achieved per the following scheduled dates and is further defined by the Statement of Work and Project Deliverables, Exhibit D. attached herewith:

General Arrangement and Engineering – The "Approved Drawings":
March 17, 2010, 30 days after receipt of order
Fabrication and Initial Shipment of Equipment – "Receipt of Materials":
July 1, 2010, 106 days after receipt of Approved Drawings
Installation of Equipment complete by:
August 16, 2010, 46 days after receipt of materials
System Startup – "Commissioning" Complete Date:
August 31, 2010, 15 days after installation.

Completion Date is defined as: The Plas2Fuel Twelve (12) vessel system is delivered to buyer facilities, installed per Plas2Fuel installation specifications, commissioned and ready for commercial operation. State, and or local permitting may or may not be complete.

Section 2.3 – Payment Terms: March 1

Down Payment: 30%. Due on ~~February 15~~, 2010 in the amount of: $ 1,678,693.43	
Installment #1: 20%. Due on April 1, 2010 in the amount of: $ 1,119,128.95	
Installment #2: 20%. Due on May 15, 2010 in the amount of: $ 1,119,128.95	
Installment #3: 20%. Due on July 1, 2010 in the amount of: $ 1,119,128.95	
Final Payment: 10%. Due on ~~August 31~~, 2010 in the amount of: $ 559,564.48	
September 15	

Execution of this Agreement, and compliance with the payment terms and schedule as detailed in Section 2.3 above (the "Payment Terms") will be necessary to complete the Project on time. Buyer shall be allowed to review at any time the progress and status of the Project.

Section 3. – License, Marketing and Other Agreements, Terms and Conditions

As part of this Agreement, the Parties shall execute the Plas2fuel License Agreement (the "License Agreement") substantially in the form as attached hereto as Exhibit B. The License shall apply to both the System as configured and the proprietary software necessary to operate the Process Loop Control

system, including updates. A License Fee payable from Buyer to Seller thereunder shall be equal to Ten percent (10%) of the Net Oil Revenue (as defined herein and in the License) generated from the sale of the oil produced at Buyer's Facilities pursuant to the terms and conditions of the Oil Marketing and Distribution Agreement as between the Parties. Net Oil Revenue is defined as Gross Revenue less Transportation Costs and any other direct costs related to the transport of the oil (calculated as FOB Buyer's Facilities). An oil handling fee of 1 % is included in the License fee.

Section 4. – System Configuration

The Plas2Fuel System, a Waste Plastic to Oil Recycling System is patent-pending and contains the following components and proprietary software needed to operate the system. Certain components may be shared over multiple vessels or Plastic Reclamation Units (PRU's).

PRU (Plastic Reclamation Unit):
Twelve (12) Included. This is the main thermal conversion well commonly referred to as a "Vessel" that generates and transfers energy in the form of heat to the Direct Contact Cartridge (DCC). The PRU Includes a Process Loop Control (PLC) system with data and control interaction with the Integrated Control System (ICS), circulation fan and motor, Maxon burner, sensors and actuators.

ICS (Integrated Control System):
Two (2) Included. The Integrated Control System consists of a master Process Loop Controller (PLC) and associated hardware and software to control the entire Plas2Fuel process.

DCC (Direct Contact Cartridge):
Twenty (24) Included. The DCC is a reuseable cartridge designed to contain feedstock in a process controlled environment during system operation.

CSS (Condensing Skid System):
Three (3) Included. The CSS is a self contained system comprised of closed loop temperature controlled showers, fluid storage capacity, filters, transfer pumps, monitoring sensors, a Process Loop Control (PLC) system integrated with the ICS and process gas scrubbers.

VSS (Vacuum System Skid):
Three (3) Included. The Vacuum System is a self contained unit with redundant source vacuum and motors, monitoring sensors, sonic control and local and integrated system control.

EFS (Exhaust Fan System):
Up to Two (2) Included. A single centrifugal fan providing sufficient exhaust for the Twelve Plastic Reclamation Units. There are up to Two exhaust stacks (height will vary according to local codes).

ECD (Environmental Control Device):
One (1) Included. A self contained unit, model CB-350, with a Process Loop Controller (PLC) integrated with the ICS, single emission stack and monitoring sensors.

OST (Oil Settling Tank):
None required, Included in Fuel Storage Tanks (FST).

FST (Fuel Storage Tank):
Two (2) Included. Double-walled, UL-142 Listed 20,000 gallon fuel storage tanks with temperature control coils, sensors and attach hardware for fuel transfer.

FDS (Fuel Delivery Skid):
One (1) Included. A complete system containing oil transfer pump, fliters, safety equipment, environmental controls, vapor recovery, fluid recovery and Flow Meter.

TS (Therminol System):
One (1) Included. The Therminol System scavenges waste process heat through the use of an air-to-fluid heat exchanger, fluid transfer pumps and process monitoring and control systems.

CFS (Cleaning and Filling Station):
Up to Two (2) Included. The Cleaning & Filling Station consists of DCC staging racks, CNC controlled scrubber and other equipment required for cleaning and filling the DCC's with raw material feedstock.



ESS (Emergency Suppression System):
Up to Two (2) Included. A system consisting of standard suppression equipment, supply and distribution manifolds (controlled by the ICS) for manual and automatic operation.

GTL (Gas Transfer Line):
Three (3) Included. Stainless Steel gastrain with valving, quick disconnects for each PRU, manifold integration, insulation and process overflow tank.

CS-C (Cooling System - Chiller):
One (1) Included. 120 ton chiller.

CS-CT (Cooling System - Cooling Tower):
One (1) Included. Cooling Tower.

Section 5. – Included Support Services

The following services (the "Included Services") shall be provided by Seller as part of Buyer's purchase of the System set forth in this Agreement and as part of the Total Agreed To Purchase Price identified in Section 2 above:

1. Training and technical support for client personnel as specified in Section 7.
2. Financial/operating assessment using Seller's model real time.
3. Initial oil characterization testing services.

4. Initial solid carbon residue and condenser fluid characterization testing services.
5. Sourcing of customers for the synthetic oil produced.
6. Brokering of the synthetic crude oil produced.
7. Sourcing of oil transportation providers.
8. Initial environmental permitting consultation and process review with Plas2Fuel personnel.
9. Plas2Fuel personnel and data to support public relations activities.
10. Warranty equipment maintenance and support as specified in Section 9.
11. Project Management for Turnkey Installation as specified in Exhibit C.

Section 6. – Additional Support Services

The following services (the "Additional Services") may be provided by Seller at Buyer's request. These Additional Services, however, are subject to additional fees and are not made a part of the Total Agreed To Purchase Price identified in Section 2 above.

1. Additional training and technical support for client personnel.
2. On-going or additional oil characterization testing services.
3. On-going or additional solid carbon residue and condenser fluid characterization testing services.



4. Additional environmental permitting consultation and process review with Plas2Fuel personnel.

5. Equipment maintenance and support, outside of Warranty.

In consideration for the Additional Services Seller shall be paid by Buyer on a "Time and Materials" or "Fixed Price" basis as mutually agreed upon by the Parties. Seller shall invoice Buyer monthly for the Additional Services.

Section 7. – Training

Seller will provide initial training for customer personnel at both it's training facility and at the Buyer's Facility at no additional charge to Buyer. Training at Seller's Facility will be for one (1) week in duration. Customer will be responsible for all travel expenses. Seller will provide training at Buyer's Facility for an additional one (1) week in duration and will be in conjunction with Plant startup. Buyer is responsible for all travel and perdium expenses of Seller. Subsequent training provided by Seller will be charged on a "Time and Materials" or "Fixed Price" basis as specified in Section 6 above.

Section 8. – Project Management, Installation, Milestones, Review and Changes

8.1 Project Management : Seller shall perform the project management functions to oversee the entire installation process of the Plas2Fuel system at the Buyer's facility in accordance with the Statement of Work set forth in Exhibit C, attached hereto.

8.2 Project Milestones: Seller shall diligently pursue completion of the Project engineering work and will allocate sufficient staff and technical resources and use its best efforts to meet the mutually agreed upon deadlines and complete the Project described herein.

8.3 Process Review and Changes: Seller shall hold internal design reviews in accordance with its standard operating procedures. Upon completion of the general arrangement and engineering detailed design work, Seller shall inform Buyer so that external design review meetings can be held either via conference call or in person. Buyer shall "sign off" (written or verbally) or provide comments on the minutes of such review meetings within three (3) working days thereafter. Approval from Buyer will authorize Seller to proceed with the detailed engineering (if required) or fabrication. Buyer shall also provide Seller with continuous feedback as to the completion of the items outlined in Section 10 - Site Equipment and Infrastructure.

Section 9. – Warranty

The Plas2Fuel System comes with a One Year Limited Warranty as described in the GENERAL TERMS AND CONDITIONS TO THE EQUIPMENT PURCHASE AND INSTALLATION AGREEMENT and is attached as Exhibit A.

Parties will work to create an extended warranty program with a fee schedule.

Section 10. – Additional Site, Equipment and Other Considerations

10.1: Green Enviro Tech, Incorporated will typically provide at its own expense the following site infrastructure, equipment and conditions:

1. Plastic preparation and material handling equipment (unless otherwise indicated).
2. Building Site Requirements:
    a. Approved land-use space by local zoning and planning jurisdiction.
    b. Building Size Requirements: (13,000 sqft. Internally), (1,683 sqft. Externally), and clear access for standard articulated truck with trailer.
    c. Building Height Requirements: 20 foot minimum height.
    d. Building Width Requirements: 30 foot minimum width.
3. Other Building Requirements:
    a. High bay lighting with emergency lighting.
    b. Engineered mechanical ventilation and make-up air unit(s) to comply with regulatory requirements regarding adequate air exchanges.
    c. 6" concrete floor slab for all indoor processing equipment.
    d. Engineered slabs with footings and reinforcement for all outdoor storage tanks and processing equipment to comply with local conditions (seismic, wind, etc.).
    e. For buildings > 12,000 sqft., a sprinkler system designed for Ordinary Hazard Group II density.
4. Service Requirements:
    a. Water – Normal Service, rated at 60 – 100 psi.
    b. Sewer – Normal Service.
    c. Natural Gas: Continuous 60 Therms/hour, Maximum 130 Therms/hour; or, Propane: Continuous 66 Gallons/hour, Maximum 140 Gallons/hour.
    d. Phone/high speed internet connectivity required.
5. Electrical Requirements:
    a. Three 400 Amp Panel, 480 volt, 3 phase service located within 25 feet from the center of the Plas2Fuel general layout of the equipment.
    b. Alternate power system equivalent to a 240 kwh generator with auto-transfer switch capabilities of 20-30 seconds.
6. All necessary permits fees and local governmental authorizations.
7. All necessary taxes, tariffs or import/export fees (if any).
8. Shipping and insurance.
9. All other equipment as described in Section 2 above labeled "By Buyer".

10.2: Spare Parts Package to include all parts and equipment as described in Exhibit D. and as modified from time to time. These parts if consumed by Seller during the Warranty (per Section 9.) period shall be replaced at no cost to Buyer.

10.3: Gaskets and Filters Package to include all necessary consumables needed to support the operations and maintenance of the Twelve (12) Vessel system.



Section 11. – Additional Considerations

11.1. Plas2Fuel shall be allowed to tour and inspect the Plas2Fuel System installed at the Buyer's facilities from time to time with reasonable advanced notice. Additionally, Buyer will allow Plas2Fuel to bring prospective, non-competitive customers to the facility to show the System under normal operating conditions.

11.2. During the term of this Agreement, Seller will be periodically accessing and monitoring the Integrated Control System to perform diagnostics and check on system health. In addition, oil accumulation data will be accrued and recorded electronically through this remote connection.

11.3. It is the Buyer's responsibility to perform scheduled maintenance on the Plas2Fuel equipment in accordance with the system documentation provided by the Seller. Failure to do so will result in the warranty agreement being voided. The specific terms and conditions of the Plas2Fuel Limited Warranty are described in the GENERAL TERMS AND CONDITIONS TO THE EQUIPMENT PURCHASE AND INSTALLATION AGREEMENT, attached as Exhibit A.

11.4. During the term of this Agreement and in combination with certain services, Seller may elect to install, attach to Buyer's equipment, or provide portable devices (hardware and/or software) that shall remain the personal and proprietary property of Seller. No devices installed, attached to real property, or portable device(s) shall become a fixture of the Buyer locations. Buyer shall not acquire any interest, title or equity in any hardware, software, processes, and other intellectual or proprietary rights to devices which are used in connection with providing service on Buyer equipment.

11.5. The terms and conditions of this Agreement are confidential and shall not be disclosed to any third party. Notwithstanding the foregoing, Buyer may disclose the terms and conditions of this Agreement to Buyer's lenders and/or attorneys upon notice of such disclosure to Seller.

Seller's Initials: _____ _____   **Buyer's Initials:** _____ _____

11.6. Under no circumstances shall Seller be held liable for any incidental, special or consequential damages, such as loss of revenue, loss of use of equipment or facilities, or economic damages based on strict liability or negligence. Seller shall be liable for damage to property, other than the equipment provided under this Agreement, and to persons, only to the proportionate extent that Seller's negligent acts or omissions directly contributed to such injury or property damage. Seller's maximum liability for any reason (except for personal injuries) shall consist of the refunding of all moneys paid by Buyer to Seller under this Agreement, subject to right of removal and return of equipment provided under this Agreement to Seller.

11.7. Buyer shall notify Seller in advance of any media requests – whether phone interviews, face-to-face visits, photograph requests or other – where the Plas2Fuel System is in use. Seller shall have the right to participate in, reject and/or edit any media content prior to final production or distribution concerning the Plas2Fuel System, equipment or products.



Section 12. – Entire Proposal

The Agreement supersedes all other communications, oral or written, between the Parties relating to this subject matter set forth herein. Any change to this Agreement or any Contract Documents (as that term is defined in the attached General Terms and Conditions, Exhibit A.) must be in writing and signed by both Parties.

Section 13. – Signatures

Please execute in the space provided below and deliver the executed version of this Agreement, along with the required Down Payment to Plas2Fuel, no later than December 31, 2009 whereupon this Agreement shall constitute a binding agreement between the Parties to proceed with the respective duties and obligations herein on the schedule described above.

Thank you for your time and consideration. We look forward to working with Green Enviro Tech, Incorporated on this project.

Signature Page:

Seller:

December 12, 2009

Chris Ulum, CEO, President, Plas2Fuel Corporation   Date
Plas2Fuel Corporation

12/12/2009

Brent Bostwick, Vice President, Plas2Fuel Corporation   Date
Plas2Fuel Corporation

Buyer:



12-12-09

Gary DeLaurantiis   Date
Green Enviro Tech, Incorporated

Exhibit D
To the Equipment Purchase and Installation Agreement

Statement of Work and Project Deliverables

The following items are included in this agreement to the extent stated herein. It should be understood that the buyer bears sole responsibility for assurance that the included goods and services are adequate and appropriate for his needs and expectations as they influence the successful completion of the project.

Item	SERVICE PROVIDED	PLAS2FUEL	CUSTOMER
1	Project Management (Section 8 in Purchase Agreement)	YES	
2	General Arrangement Layout Drawings	YES	
3	Detailed Fabrication Drawings	YES	
4	Code Compliance & Permitting Package *(see #4 below)*		YES
5	Equipment Fabrication and Assembly	YES	
6	Equipment Shop Wiring and Gas Piping	YES	
7	Floor, Wall, and Roof Openings		YES
8	Excavations, Foundations, and Supports*(see #8 below)*		YES
9	Facility Wiring/Electrification of Equipment Control Panels *(see*		YES
10	Natural Gas or Propane Piping and Hook-up *(see #10 below)*		YES
11	Unloading Equipment at Facility	YES	
12	Siting Equipment at Facility	YES	
13	Field Painting	YES	
14	Startup and Debug	YES	
15	Training	YES	
16	Parts and Service Manuals	YES	
17	Spare Parts		YES

Further clarification:

Item 4: Code Compliance and Permits

a. Buyer undertakes and assumes responsibility for compliance with all relevant codes and at Buyer's prior written request to Seller, Seller agrees to furnish whatever additional equipment and to make whatever changes are required to comply with such codes, rules, or other required conditions, provided such additional equipment or services will be paid for by Buyer at Seller's standard price in effect at the time of shipment and on Seller's standard terms.

b. All necessary license fees, permit fees or any other governing agency fees necessary for the construction, installation and operation of the system will be provided for and paid for by Buyer, in addition to the price stated herein.



Item 8: Excavations, Foundations, and Supports

Unless otherwise agreed to in writing, all excavations, drainage, piling, foundations, masonry and concrete work, including, anchor bolts, clips, conduit, piping sleeves, ceiling support inserts, and equipment anchors will be provided and set by Buyer, in accordance with Seller's drawings, and will be paid for by Buyer in addition to the price stated herein.

Item 9: Facility Wiring/Electrification of Equipment Control Panel(s)

Unless otherwise agreed to in writing, the Buyer will provide all necessary materials and labor to provide power to the Seller's equipment control panel(s) and junction boxes. This will include the actual connections to the power feed supply and the control panel(s).

Item 10: Natural Gas or Propane Piping and Hookup

Unless otherwise agreed to in writing, the Buyer will provide all necessary materials and labor to provide gas supply to all locations as specified by the Seller's gas supply drawings(s).

Statement of Work and Project Deliverables

The following functions and responsibilities are typical of the Plas2Fuel Project Manager designated to oversee the installation of the Plas2Fuel System:

1. Meet with local building department permitting jurisdiction to understand all regulatory compliance issues associated with the installation of the Plas2Fuel system at the Buyer's location.
2. Facilitate the environmental permitting application process with Buyer and permitting authority.
3. Select (or interact with Buyer-chosen) regional engineering/design firms to develop building/construction permitting package (typical contents shown below).
4. Develop and maintain project plan in conjunction with the Buyer and establish realistic milestones for all aspects of the project installation. Conduct periodic project planning review meetings with all parties involved in the installation.
5. Oversee and participate in the development of the Plas2Fuel System general arrangement layouts in conjunction with the Buyer.
6. Provide equipment specifications and process documentation to chosen engineering firm and oversee development of permitting package.
7. Interface with building department officials on all issues pertaining to the permitting process.
8. Identify, schedule, and coordinate all contract work to be performed on behalf of the Buyer (as noted in Section 9). Provide 30 days notice to Buyer on associated costs.

9. Identify, and schedule the contractors for mechanical, electrical, and structural (for anchoring equipment) permitted work. Identify and schedule equipment installation labor.

10. Coordinate training program and schedule for Buyer's operations personnel.
11. Interface with Plas2Fuel Field Crew Installation Supervisor and Controls Startup Engineer.

Typical Permit Package Requirements

The following requirements will be typical for a four-vessel system and associated process equipment and storage tanks. Additional requirements may apply for larger systems that require more infrastructure and employees to operate.

Assuming an existing building in an approved land-use space, a building permit package would consist of drawings, calculations and supporting documents required for the construction of equipment pads, and modifications to the building electrical, mechanical and fuel gas systems (if using natural gas). Depending on square footage and classified occupancy of the existing building, a sprinkler system may or may not be necessary. The Plas2Fuel operation is classified as Group F-1/S-1/B occupancy.

Building – Site/Civil/Architectural/Structural/Fire
1. Building Permit Set, including Site Plan, Existing Conditions Plan, Equipment Plan,
2. Pavement Overlay, Details, etc.
3. Structural Calculations, with footing and anchoring details, for all equipment weighing over 400 lbs.
4. Geotechnical Report, required for slabs
5. Plas2Fuel Detailed General Arrangement Drawing
6. Equipment Cut Sheets
7. Process Piping Schedule
8. Fire Protection system, if required
9. Hazardous Material Inventory Statement (HMIS)
10. MSDS Sheets
11. Spill Prevention and Control Plan
12. Plas2fuel Tank Vehicle Loading Pad -- Request for Approval of An Alternative Means and Method
13. Aboveground Storage Tank Installation Permits

Electrical (Electrical Permit Package):
1. One Line Panel Schedules
2. Power & Control Drawing
3. Lighting Feeder Layout
4. Generator and UPS Details
5. Transfer Switch Details

Mechanical
1. Mechanical General Arrangement
2. Fuel Gas Piping Diagram (if using natural gas)
3. Makeup Air Calculations
4. Mechanical Ventilation Plans

NOTE: A fire safety and evacuation plan is not required for Plas2Fuel as long as the building space occupied by Plas2Fuel is classified as Group F-1/Group S-1/Group B occupancy. (In Oregon)

 

Schedule E

Spare Parts Package for a 12 Vessel System.

As of: 12/5/2009

Sub-system Item	Qty
Plastic Reclamation Unit	
a) Honeywell Actuator	1
b) Thermocouple	2
c) Burner Igniter	1
d) Burner Fireeye	1
e) Combustion Fan Intake Horn Filter	2
f) Upper Section Quick Disconnect	1
g) Butterfy Valve -3"	1
h) Drive Belt Set	1
i) Spiral Gaskets - 3"	4
j) 20 Hp Motor	1
k) 2 Hp Motor	1
Direct Contact Cartridge	
a) Seal Gasket - 100'	1
Condensing-Cooling System	
a) Recirculation Pump Impeller	2
b) Primary Condenser & Scrubber Gasket Set	1
c) Bayonet Heating Unit	1
d) Column Packing Section	1
e) Demister Pad	2
f) Chiller Spare Parts Set	1
Bekaert-CEB 100	
a) High Temperature Thermocouple	1
b) Igniter	2



Schedule F

Gaskets and Filters Package for a 12 Vessel System.

As of: 12/5/2009

Sub-system item	Qty
Plastic Reclamation Unit	
a) GTL Ring Gaskets (Package of 100)	3
Condensing Skid System:	
a) Filter - Main 3201	3
b) Water Filters A, B, C	3
c) Water Gaskets A12 - A36	3
d) Water Gaskets B1, B2, B3	3
Direct Contact Cartridge	
a) Lid- Rope Gasket Packet 200'	3
Other	
a) Delivery Filters	1



Exhibit A to the Purchase and Installation Agreement

**GENERAL TERMS AND CONDITIONS
TO THE EQUIPMENT PURCHASE AND INSTALLATION AGREEMENT**

These General Terms and Conditions to the Equipment Purchase and Installation Agreement (the "***General Terms and Conditions***") are made a part of, and incorporated by reference in, the Equipment Purchase and Installation Agreement made effective as of the 12th day of December, 2009, by and between the following Parties:

Buyer: **Green Enviro Tech Corporation**
114 South Main Street, Suite 201
Fon du Lac, WI 54935

Seller: Plas2Fuel Corporation
7904 SW Hunziker Street
Tigard, Oregon 97223

Project: Green EnviroTech
2550 Clairville
Oshkosh, WI 54904

(Include Project name and location as it will appear in the Contract Documents)

Buyer and Seller may be referred to herein individually each as a "***Party***" and collectively as the "***Parties***."

In consideration of the mutual covenants and obligations contained herein and as set forth in the Equipment Purchase and Installation Agreement, Buyer and Seller agree to the following terms and conditions.

1. SCOPE OF WORK

Seller shall perform the Included Services and provide all material, equipment, tools and labor, necessary to install and operate make operable the Seller System described and as is otherwise reasonably inferable from the Equipment Purchase and Installation Agreement (Collectively, the "***Work***"). Except as may otherwise be agreed upon in writing by the Parties, the Work shall not include the performance of Additional Services or activities related to additional sites, equipment and other considerations as may be set forth in the Equipment Purchase and Installation Agreement. The responsibility for such additional Services and activities shall rest with the Buyer unless otherwise agreed upon by the Parties in writing.

2. CONTRACT DOCUMENTS

2.1 The Contract Documents are comprised of the following:

2.1.1 All written modifications, amendments and change orders to the Equipment Purchase and Installation Agreement as may be mutually agreed upon in writing by the Parties;

2.1.2 The Equipment Purchase and Installation Agreement, including all exhibits and attachments thereto;

2.1.3 These General Terms and Conditions (as Exhibit A);

2.1.4 The Plas2Fuel License Agreement (as Exhibit B); and

2.1.5 The Plas2Fuel Oil Marketing and Distribution Agreement (as Exhibit C); and

2.1.6   The Statement of Work and Project Deliverables Document (as Exhibit D).

3. INTERPRETATION, INTENT AND INTEGRATION

3.1   **Interpretation and Intent.** The Contract Documents are intended to permit the Parties to complete the Work and all obligations required by the Contract Documents within the Contract Time(s) for the Total Agreed to Price as set forth in the Equipment Purchase and Installation Agreement. The Contract Documents are intended to be complementary and interpreted as such so as to avoid conflict, with words and phrases interpreted in a manner consistent with industry standards. In the event of any inconsistency, conflict, or ambiguity between or among the Contract Documents, the Contract Documents shall take precedence in the order in which they are listed in Section 2.1 hereof.

3.2   **Integration.** The Contract Documents form the entire agreement between Buyer and Seller and by incorporation herein are as fully binding on the Parties as if repeated herein. No oral representations or other agreements have been made by the Parties except as specifically stated in the Contract Documents.

4. OWNERSHIP OF WORK PRODUCT

4.1   **Work Product.** Except as may otherwise be agreed upon in writing by the Parties, all drawings, specifications and other documents and electronic data, including the Statement of Work and Project Deliverables (Exhibit D) furnished by Seller to Buyer under the Contract Documents (collectively, the "*Work Product*") are deemed to be instruments of service and Seller shall retain the Ownership and property interests therein, including the copyrights thereto.

5. CONTRACT TIME

5.1   **Date of Commencement.** Unless the Parties mutually agree otherwise in writing, the Work shall commence within five (5) business days following the date upon which the Equipment Purchase and Installation Agreement is signed, the requisite down payment from Buyer is received by Seller and the Buyer has given Seller written notice to proceed (the "*Date of Commencement*"). Buyer shall not issue Buyer's notice to proceed without having provided proof reasonably satisfactory to Seller that financing for the Total Agreed To Price as set forth in the Equipment Purchase and Installation Agreement is in order and funding is available to Buyer on reasonably satisfactory commercial terms.

5.2   **Substantial Completion and Final Completion**

5.2.1   Interim milestones and/or Substantial Completion of identified portions of the Work shall be achieved as described in the Statement of Work and Project Deliverables Document (Exhibit D). Seller shall however, incur no penalty or damages due to any failure to achieve such interim milestones or any date identified in such project schedule other than the Scheduled Substantial Completion Date.

5.2.2   Final completion of the Work or identified portions of the Work shall be achieved as expeditiously as reasonably practicable.

5.2.3   Seller, on completion of the Project, shall remove or cause to be removed all debris and surplus materials from the property of Buyer in an around the Plant resulting from the Work and leave the applicable property in "broom clean" condition.

5.3   **Time is of the Essence.** Buyer and Seller mutually agree that time is of the essence with respect to the dates and times set forth in the Contract Documents, including the Payment Terms specifically set forth in the Equipment Purchase and Installation Agreement.

General Terms and Conditions to the Equipment
Purchase and Installation Agreement   2

6. TOTAL AGREED TO PRICE AND WORK STOPPAGE FOR NON PAYMENT

6.1 **Total Agreed to Price.** Buyer shall pay Seller the Total Agreed to Price as set forth in the Equipment Purchase and Installation Agreement in accordance with the Payment Terms presented therein and subject to the terms and conditions set forth herein.

6.2 **Work Stoppage.** If Buyer fails to pay Seller any amount that becomes due, Seller, in addition to all other remedies provided in the Contract Documents, may stop Work upon with written notice to Buyer thereof unless said event is cured within seven (7) days from Buyer's receipt of Seller's notice. If Buyer does not cure the problem within such seven (7) day period, Seller may thereafter stop work. In such case, Seller shall be entitled to make a claim for adjustment to the Total Agreed To Purchase Price and Payment Terms to the extent it has been adversely impacted by such stoppage of Work.

7. WARRANTIES; DISCLAIMER OF WARRANTIES

7.1 **No Infringement.** Seller warrants, represents, and promises that the System, as defined in the Equipment Purchase and Installation Agreement, does not infringe directly or indirectly any patent, copyright, property right, or trademark. Seller shall, at its cost and expense, indemnify and hold Buyer free and harmless from and against any and all costs, expenses, liabilities, and damages, including reasonable attorneys' fees, arising out of or relating to any actual patent infringement. If the System, or any part thereof, is held to constitute such an infringement, and the use of the System, or any part thereof, is appropriately enjoined, Seller shall at its sole option and in its sole and unreviewable discretion, and at its own expense, either (a) procure for the Buyer the right to continue using the System, (b) replace the infringing portion of the System with a non-infringing replacement, or (c) modify the System so it becomes non-infringing.

7.2 **Limited Warranty.** SELLER WARRANTS FOR A PERIOD OF TWELVE (12) MONTHS FROM SCHEDULED SUBSTANTIAL COMPLETION DATE THAT ALL WORK BY SELLER SHALL BE PERFORMED IN A WORKMANLIKE MANNER, FREE FROM MATERIAL DEFECTS AND SHALL CONFORM TO APPLICABLE SPECIFICATIONS, PROVIDED HOWEVER, SELLER WILL USE ITS BEST EFFORTS TO REPAIR DEFECTIVE COMPONENTS AS QUICKLY AS POSSIBLE. SELLER SHALL COOPERATE IN MAKING AVAILABLE TO BUYER THE BENEFIT OF ANY WARRANTIES COVERING THOSE PARTS OF THE EQUIPMENT MANUFACTURED BY PARTIES OTHER THAN SELLER. SELLER SHALL NOT BE RESPONSIBLE OR LIABLE FOR DAMAGES TO THE SYSTEM OR ANY COMPONENTS OR EQUIPMENT THEREOF RESULTING FROM (I) IMPROPER OPERATION, USE, HANDLING OR MAINTENANCE OR AS MAY OTHERWISE BE CONTRARY TO SELLER'S INSTRUCTIONS TO BUYER; OR (II) ANY CAUSE BEYOND THE CONTROL OF THE SELLER, INCLUDING WITHOUT LIMITATION CONDITIONS CAUSED BY MOVEMENT, SETTLEMENT OR STRUCTURAL DEFECTS OF THE ENVIRONMENT IN WHICH THE SYSTEM OR ANY COMPONENTS THERETO ARE INSTALLED, FIRE, WIND, HAIL, FLOOD, LIGHTNING OR OTHER ACTS OF GOD, ANY CONDITIONS RELATED TO, OR CAUSED BY, FAILURE TO PROCESS OR INACCURATE PROCESSING OF TIME-SENSITIVE INFORMATION AND/OR MECHANISMS, INTENTIONAL ACTS, ACCIDENTS, NEGLIGENCE OR EXPOSURE TO HARMFUL CHEMICALS, POLLUTANTS OR OTHER FOREIGN MATTER OR ENERGY. ITEMS REPLACED UNDER WARRANTY SHALL BECOME THE PROPERTY OF SELLER. ITEMS REPAIRED OR CORRECTED UNDER WARRANTY ARE WARRANTED ONLY FOR THE REMAINDER OF THE ORIGINAL WARRANTY PERIOD. ALL SYSTEM OR EQUIPMENT LITERATURE IS FOR ILLUSTRATIVE PURPOSES ONLY AND DOES NOT CONTAIN A WARRANTY OF ANY KIND. SELLER'S ADVICE RELATING TO THE TECHNICAL USAGE OF THE SYSTEM OR ANY COMPONENTS THERETO OR THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHETHER PROVIDED ORALLY OR IN WRITING OR THROUGH THE PROVISION OF TEST RESULTS, IS GIVEN IN ACCORDANCE WITH THE SELLER'S BEST KNOWLEDGE AT THAT TIME, BUT SHALL AT ALL TIMES BE DEEMED TO BE NON-BINDING. SUCH ADVICE DOES NOT RELIEVE BUYER FROM THE OBLIGATION, AND BUYER ACCEPTS FULL RESPONSIBILITY, TO CONFIRM FOR ITSELF THE SUITABILITY OF THE SYSTEM OR ANY

COMPONENTS THERETO FOR THE INTENDED PURPOSE(S). NOTWITHSTANDING THE FOREGOING, SELLER RESERVES THE RIGHT TO REPLACE ANY EQUIPMENT OR SYSTEM COMPONENTS SUBJECT TO THIS WARRANTY WITH EQUIPMENT OR SYSTEM COMPONENTS OF A REMANUFACTURED NATURE.

7.3   NON-WARRANTY SERVICE PRICING SHALL BE NEGOTIATED IN GOOD FAITH AT SUCH TIME AS THOSE SERVICES CAN BE IDENTIFIED AND THE ASSOCIATED PARTS AND LABOR COSTS ARE KNOWN BY THE PARTIES.

7.4   **Disclaimer.**   SELLER EXPRESSLY DISCLAIMS ALL OTHER WARRANTIES AND REPRESENTATIONS, WARRANTY OR REPRESENTATION, EITHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS OF THE WORK, EQUIPMENT AND DELIVERABLES FOR ANY PARTICULAR PURPOSE.

8. LIMITATION OF LIABILITY

Except as may otherwise be set forth in these General Terms and Conditions, Seller shall not be liable to Buyer for, and Buyer hereby waives, any special, indirect, incidental or consequential damages and any claims, demands or liabilities for property damage or personal injury, including without limitation claims, demands or liabilities arising out of or relating to Seller's negligence. Any action by Buyer arising out of or relating to the General Terms and Conditions and the Equipment Purchase and Installation Agreement or relating to any parts or equipment must be commenced within one (1) year after the claim or cause of action has accrued.

9. INDEMNIFICATION

Except as set forth in Section 7.1, or caused by Seller's negligence, Buyer shall indemnify and hold Seller, it's Officers, Directors and Agents harmless from and against all claims, demands, costs, attorneys' fees, liabilities and obligations arising out of or relating to Buyer's use, possession or control of the parts or equipment, including without limitation all personal injury and property damage claims of any employee or agent of Buyer or any other person, firm, or entity.

10. DISPUTE RESOLUTION

10.1   **Dispute Avoidance and Mediation.**

10.1.1   The Parties are fully committed to working with each other throughout the Project and shall communicate regularly with each other at all times so as to avoid or minimize disputes or disagreements. If disputes or disagreements do arise, Seller and Buyer each commit to resolving such disputes or disagreements in an amicable, professional and expeditious manner so as to avoid unnecessary losses, delays and disruptions to the Work.

10.1.2   Seller and Buyer shall first attempt to resolve disputes or disagreements through discussions between each Party's respectively appointed representative (each a *"Representative"*). Upon the request of either Party, the Representatives shall meet as soon as conveniently possible, but in no case later than thirty (30) days after such a request is made, to attempt to resolve such dispute or disagreement. Prior to any meetings between such Representatives, the Parties will exchange relevant information that will assist the Parties in resolving their dispute or disagreement.

10.1.3   If, after meeting, the Representatives determine that the dispute or disagreement cannot be resolved on terms satisfactory to both Parties, the Parties shall submit the dispute or disagreement to non-binding mediation. Unless as otherwise mutually agreed upon by the Parties, the mediation shall be conducted in Washington County, Oregon by a mutually agreeable impartial mediator or, if the Parties cannot so agree, a mediator designated by the American Arbitration Association (*"AAA"*) pursuant to its Construction Industry



Arbitration Rules and Mediation Procedures. The mediation will be governed by and conducted pursuant to a mediation agreement negotiated by the Parties or, if the Parties cannot so agree, by procedures established by the mediator.

10.2 **Arbitration.**

10.2.1 Any claims, disputes or controversies between the Parties arising out of or relating to these General Terms and Conditions or the Equipment Purchase and Installation Agreement, or any breach thereof, which have not been resolved in accordance with the procedures set forth in Section 10.1 above shall be decided by arbitration to be conducted in Washington County, Oregon in accordance with the Construction Industry Arbitration Rules and Mediation Procedures of the AAA then in effect, unless the Parties mutually agree otherwise.

10.2.2 The award of the arbitrator(s) shall be final and binding upon the Parties without the right of appeal to the courts. Judgment may be entered upon it in accordance with applicable law by any court having jurisdiction thereof.

10.2.3 Seller and Buyer expressly agree that any arbitration pursuant to this Section 10.2 may be joined or consolidated with any arbitration involving any other person or entity (i) necessary to resolve the claim, dispute or controversy, or (ii) substantially involved in or affected by such claim, dispute or controversy.

10.2.4 The prevailing Party in any arbitration, or any other final, binding dispute proceeding upon which the Parties may agree, shall be entitled to recover from the other Party reasonable attorneys' fees and expenses incurred by the prevailing Party.

11. TERMINATION FOR CONVENIENCE

11.1 Upon thirty (30) days' written notice to Seller, Buyer may, for its convenience and without cause, elect to terminate the Equipment Purchase and Installation Agreement. Upon the occurrence of such event, Buyer shall be responsible to and shall pay for the following:

11.2 All Work executed as of the date of termination and for Seller's cost or expenses incurred in connection with the Work;

11.3 All costs and expenses attributable to such termination, including but not limited to demobilization costs and amounts due in settlement of terminated contracts with subcontractors; and

11.4 All extended overhead and general and administrative costs as applicable to the Work.

12. DEFAULT / TERMINATION

The occurrence of any of the following (each an "*Event of Default*") by Buyer under the Equipment Purchase and Installation Agreement and all other Contract Documents as between Buyer and Seller:

12.1 Buyer's failure to pay any sum of money as and when due under this Purchase that is not cured within ten (10) days after it is due; and

12.2 Buyer's default under any other term or provision that, except as otherwise stated with regard to said term or provision, is not cured within fifteen (15) days after Seller gives Buyer written notice of that default.

12.3 Upon the occurrence of an Event of Default by Buyer under any Contract Document, and in addition to any other rights and remedies that Seller may have, Seller shall have the right, at its option, to take one or more of the following actions:

General Terms and Conditions to the Equipment
Purchase and Installation Agreement   5

12.3.1   declare all or part of Buyer's obligations to Seller under any Contract Documents as between Buyer and Seller immediately due and payable;

12.3.2   require Buyer to assemble the parts and equipment, Systems or any part thereof that is subject to a security interest in favor of Seller and deliver the same to Seller's premises at Buyer's sole expense;

12.3.3   retake possession of any parts and equipment, System or any part thereof subject to any unpaid invoice or any amounts due and owing from Buyer to Seller without notice to or demand on Buyer wherever said equipment, Systems or any part thereof shall be located without any court order or other process of law (Buyer hereby waives all claims, demands and liabilities that may arise from any such repossession); and

12.3.4   pursue any other right or remedy at law or in equity.

13. NOTICES

13.1   Except as may otherwise be agreed upon in writing by the Parties, notices to either Party shall be in writing and effective: (a) three (3) business days after being mailed by certified mail with return receipt requested; (b) the same day when personally delivered to such Party; (c) one (1) business day after being sent by overnight delivery using a nationally recognized overnight courier service; (d) the same day when sent by facsimile transmission with confirmed receipt to the fax number; or (e) the same day when sent by email transmission with confirmed receipt to the email address. In each case, the notice shall be sent or delivered to the address or fax number set forth above for such Party, directed to the attention of the person identified therein.

14. REMEDIES CUMULATIVE / NONWAIVER

No remedy hereunder or otherwise conferred upon or reserved to Seller shall be considered exclusive of any other remedy, but the same shall be distinct, separate and cumulative and shall be in addition to every other remedy or right given under this Agreement or now or hereafter existing at law or in equity. Every power and remedy granted hereunder to Seller may be exercised severally, concurrently or in any combination from time to time as often as occasion may arise or as Seller may deem expedient. No delay or omission of Seller to exercise any right or power arising from any default on the part of Buyer shall impair any such right or power or shall be construed to be a waiver of any such default.

15. ATTORNEYS' FEES

With regard to any litigation or other legal proceeding arising out of the Contract Documents, the prevailing Party shall be entitled to an award of its reasonable attorneys' fees and other costs incurred therein.

16. INSURANCE

The Parties shall procure those insurance coverages as set forth in and in accordance with **SCHEDULE A** attached hereto.

17. FORCE MAJEURE

A failure by either Party to perform due to causes beyond the control of and without the fault or negligence of such Party is deemed excusable during the period in which cause of failure continues. Such causes may include acts of God, acts of government, fire, flood, strike, war, terrorism, and freight embargo. Should Seller becomes aware of any actual or potential force majeure condition, Seller shall immediately notify Buyer of the condition and the estimated time required to rectify the condition.





18. SEVERABILITY

The provisions of this Agreement are severable, and the invalidity or unenforceability of any one or more of the provisions of this Agreement, or any part thereof, shall not affect the validity or enforceability of any other provision.

19. BINDING EFFECT

This Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors, heirs and assigns. Seller may subcontract or assign any part or all of its rights and obligations pursuant to this Agreement, without the consent of Buyer.

20. APPLICABLE LAW / VENUE

The interpretation and enforcement of this Agreement and the rights of all Parties hereunder shall be construed under and governed by the internal laws of the State of Oregon, without regard to it conflicts of laws principles; provided, however, that the UN Convention on the International Sale of Goods shall not apply. Venue for any action arising out of this Agreement shall be in Washington County, Oregon.

21. COUNTERPARTS / FACSIMILE / EMAIL

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute the same agreement, whether or not all Parties execute each counterpart. Signatures transmitted by facsimile or email shall have the same effect as original ink signatures. With regards to any signature transmitted by facsimile or email, the transmitting Party shall use reasonable and diligent efforts to promptly deliver to the recipient an ink original of what was previously transmitted, but failure to do so shall not impair in any way the validity of the transmitted signatures.

22. CAPTIONS

22.1 The captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision contained in it.

22.2 In executing the Equipment Purchase and Installation Agreement and these General Terms and Conditions, Buyer and Seller each individually represents that it has the necessary financial resources to fulfill its obligations under this Agreement, and each has the necessary corporate approvals to execute said documents, and perform the obligations set forth.

BUYER:	SELLER:
[signature]	BRENT BOSTWICK
(Name of Buyer)	*(Name of Seller)*
GARY DELAURENTIIS	[signature]
(Signature)	*(Signature)*
(Printed Name)	*(Printed Name)*
Date: 12-12-09	Date: 12/12/2009

General Terms and Conditions to the Equipment Purchase and Installation Agreement 7

GD BB

SCHEDULE A
INSURANCE SCHEDULE

1. INSURANCE

1.1 Each Party shall procure and maintain in force through final completion of the system installation the following insurance policies with at least the following policy limits indicated, and otherwise in compliance with the provisions of this Agreement:

Commercial General Liability:	
Each Occurrence	$ 1,000,000
General Aggregate	2,000,000
Products Completed Operation aggregate	2,000,000
Personal - Advertising	1,000,000
Fire Damage (Any one fire)	50,000
Med Exp (Any one person)	5,000
Automobile Liability:	
Combined Single Limit	
Each Occurrence	1,000,000
Excess Liability – Umbrella Form:	
Each Occurrence	3,000,000
Aggregate	3,000,000
Workers' Compensation	
Statutory limits as required by the state in which the Work is performed.	
Employers' Liability:	
Each Accident	500,000
Each Employee	500,000
Policy Limit	500,000
Pollution Legal Liability (sudden and accidental pollution):	
Each Occurrence	1,000,000
Professional Errors and Omissions:	
Each Occurrence	1,000,000
Annual	1,000,000

1.2 **Insurance Requirements.**

1.2.1 The Parties are responsible for procuring and maintaining from insurance companies authorized to do business in the state in which the Project is located the following insurance coverages for certain claims which may arise from or out of the performance of the Work and obligations under the Contract Documents:

1.2.1.1 coverage for claims arising under workers' compensation, disability and other similar employee benefit laws applicable to the Work;

1.2.1.2 coverage for claims by each Party's employees for bodily injury, sickness, disease, or death;

1.2.1.3 coverage for claims by any person other than each Party's employees for bodily injury, sickness, disease, or death;

1.2.1.4 coverage for usual personal injury liability claims for damages sustained by a person as a direct or indirect result of each Party's employment of the person, or sustained by any other person;

1.2.1.5 coverage for claims for damages (other than to the Work) because of injury to or destruction of tangible property, including loss of use; and

1.2.1.6 coverage for claims of damages because of personal injury or death, or property damage resulting from ownership, use and maintenance of any motor vehicle.

1.2.2 The liability insurance of the Parties required by this Section 1.2 of this **SCHEDULE A** shall be at a minimum, written for the coverage amounts set forth in Section 1 of this **SCHEDULE A** and shall include completed operations insurance for a period ending when the warranty period referenced in Section 7 of the General Terms and Conditions terminates.

